

DuPont Fabros Technology

**Second Quarter 2015
Earnings Release
and Supplemental Information**

CH2 Data Center
Elk Grove Village, IL

DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Suite 900
Washington, D.C. 20005
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contacts:

Jeffrey H. Foster
Chief Financial Officer
jfoster@dft.com
(202) 478-2333

Christopher A. Warnke
Manager, Investor
Relations
investorrelations@dft.com
(202) 478-2330



DuPont Fabros Technology

Second Quarter 2015 Results

Table of Contents

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include NAREIT Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, NAREIT Funds From Operations per share, Normalized Funds From Operations per share and Adjusted Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.



DuPont Fabros Technology

NEWS

DUPONT FABROS TECHNOLOGY, INC. REPORTS SECOND QUARTER 2015 RESULTS
Revenues increase 12%, AFFO per share increases 13%
Midpoint of Normalized FFO guidance increases $0.03 per share and AFFO increases $0.05 per share
SC1 Phase IIB and CH2 Phase I placed into service

WASHINGTON, DC, - July 30, 2015 - DuPont Fabros Technology, Inc. (NYSE: DFT) is reporting results for the quarter ended June 30, 2015. All per share results are reported on a fully diluted basis.

Highlights

- As of July 30, 2015, our operating portfolio excluding the newly opened CH2 Phase I was 96% leased and commenced as measured by computer room square feet ("CRSF") and critical load (in megawatts, or "MW").

- Quarterly Highlights, all previously reported other than one lease extension:

    - Signed five leases totaling 12.26 MW and 67,561 CRSF.

    - Extended three leases totaling 7.91 MW and 47,120 CRSF.

    - Placed SC1 Phase IIB into service 100% leased, totaling 9.1 MW and 42,000 CRSF.

    - Issued $250 million 8-year, 5.625% Senior Notes at 99.205%.

    Subsequent to the second quarter 2015:

    - Placed CH2 Phase I into service 20% leased, totaling 7.1 MW and 45,000 CRSF.

    - Increased capacity under the Line of Credit from $560 million to $700 million. There are currently no borrowings under the Line of Credit.

Christopher Eldredge, President and Chief Executive Officer, said, "I am very proud of the leases executed in the second quarter, which totaled over 12 megawatts of critical load. Also, we have placed over 16 megawatts of new capacity into service since the end of the first quarter. All indications are that demand for our wholesale product will remain strong."

Second Quarter 2015 Results

For the quarter ended June 30, 2015, earnings were $0.30 per share compared to $0.32 per share for the second quarter of 2014. As anticipated in our prior guidance, the current quarter was negatively impacted by a customer who filed for bankruptcy, resulting in $0.03 per share of revenue not being recognized and $0.03 of non-cash write-offs of straight-line receivables, intangible assets and leasing commissions due to this customer rejecting its leases. Excluding these items, earnings per share for second quarter 2015 increased $0.04 per share, or 13%. Revenues increased 12%, or $11.9 million, to $113.8 million for the second quarter of 2015 over the second quarter of 2014. The increase in revenues was primarily due to new leases commencing, an increase in a la carte project revenue and an increase in recoveries from customers due to higher real estate taxes, partially offset by the impact of the customer in bankruptcy noted above.

Normalized FFO for the quarter ended June 30, 2015 was $0.62 per share compared to $0.61 per share for the second quarter of 2014. Normalized FFO increased $0.01 per share, or 2%, from the prior year quarter primarily due to the following:

- Increased operating income excluding depreciation of $0.08 per share which excludes the negative impact from the bankrupt customer, partially offset by

- Revenue of $0.03 per share not recognized from the bankrupt customer,

- Write-off of $0.02 per share of straight-line receivables and intangible assets related to the bankrupt customer, and

- Increased interest expense of $0.02 per share due to a higher level of outstanding debt related to development financing.

Adjusted FFO ("AFFO") for the quarter ended June 30, 2015 was $0.70 per share compared to $0.62 per share in the second quarter of 2014. AFFO increased $0.08 per share, or 13% from the prior year. The increase was primarily due to the following:

- Increased Normalized FFO of $0.01 per share,

- Increased add-back of straight-line revenue as a result of rent received from bankrupt customer not recognized as revenue and increased cash rents totaling $0.04 per share,

- Add-back of non-cash write-offs of straight-line receivables and intangible assets of $0.02 per share, and

- Decreased capitalized leasing commissions of $0.01 per share.

The customer for which we increased our bad debt reserve in the fourth quarter of 2014 filed for bankruptcy protection on February 23, 2015. This customer did not pay the base rent owed to us in January and February, but did pay for operating expenses, direct electric and management fees in these months. Post-bankruptcy filing, we received full rent payments for March through June totaling $5.1 million. We did not recognize the base rent portions of these payments as revenue, but instead applied them to the straight-line rent receivables balance that we had on our books for this customer. At the time of the bankruptcy filing, this customer had the following leases with us:

Property	MW leased	CRSF Leased
ACC4	2.28	10,800
ACC5	0.40	1,930
NJ1 Phase I	2.28	11,000
VA3	1.30	15,122
Total	6.26	38,852

Effective July 1, 2015, this customer was deemed to have rejected each of its four leases with us. Consequently, in the second quarter 2015, we wrote-off a portion of straight-line receivables and all of the intangible asset and leasing commissions related to this customer, which totaled $0.03 per share. The remaining straight-line receivable balance as of July 29, 2015 is $0.9 million, which we believe will be recovered via a revenue sharing arrangement with this customer approved by the bankruptcy court, which allows this customer to occupy the leased space in our data centers while they work to negotiate a sale or vacate the space if such a sale does not materialize. As of July 29, 2015, we have received $0.8 million from this arrangement.

We also have a $6.5 million note receivable from this customer, of which $5.1 million is reserved and represents 79% of the outstanding note balance. We will continue to monitor this reserve each quarter.

First Half 2015 Results

For the six months ended June 30, 2015, earnings were $0.53 per share compared to $0.63 per share for the first half of 2014. The first half of 2015 was negatively impacted by the customer who filed for bankruptcy, resulting in $0.06 per share of revenue not being recognized and $0.03 of non-cash write-offs when this customer rejected its leases. Also, we recognized a $0.07 per share charge for the severance expense and equity accelerations associated with the departure of our former CEO. Excluding these items, earnings per share for the six months ended June 30, 2015 increased $0.06 per share, or 10%. Revenues increased 8%, or $17.1 million, to $221.1 million for the first half of 2015 compared to the first half of 2014. The increase in revenues was primarily due to new leases commencing, an increase in a la carte revenue and an increase in recoveries from tenants due to higher real estate taxes, partially offset by impact of the customer in bankruptcy noted above.

Normalized FFO for the six months ended June 30, 2015 was $1.23 per share compared to $1.20 per share for the first half of 2014. Normalized FFO adds back the $0.07 per share recognized in the first half of 2015 for the severance expense and equity accelerations noted above. Normalized FFO increased $0.03 per share, or 3%, from the prior year period primarily due to the following:

- Increased operating income excluding depreciation of $0.13 per share which excludes the negative impact from the bankrupt customer, partially offset by

- Revenue of $0.06 per share not recognized from bankrupt customer,

- Write-off of $0.02 per share of straight-line receivables and intangible assets related to the bankrupt customer, and

- Increased interest expense of $0.02 per share due to a higher level of outstanding debt related to development financing.

AFFO for the six months ended June 30, 2015 was $1.35 per share compared to $1.24 per share in the first half of 2014. AFFO increased $0.11 per share, or 9% from the prior year. The increase was primarily due to the following:

- Increased Normalized FFO of $0.03 per share,

- Increased add-back of straight-line revenue as a result rent received from bankrupt customer not recognized as revenue and increased cash rents totaling $0.08 per share,

- Add-back of non-cash write-offs of straight-line receivables and intangible assets of $0.02 per share, partially offset by

- Increased capitalized leasing commissions of $0.01 per share, and

- Lower stock compensation expense add-back of $0.01 per share.

Portfolio Update

During the second quarter 2015, we:

- Signed five leases with a weighted average lease term of 7.1 years totaling 12.26 MW and 67,561 CRSF.

  - Three of these leases were with one customer at ACC7 totaling 7.43 MW and 42,822 CRSF. Two of the leases were in Phase I (4.46 MW) which commenced in the second quarter of 2015 and one pre-lease is in Phase II (2.97 MW) which is projected to commence in the fourth quarter of 2015 upon the opening of Phase II.

  - One lease was at SC1 Phase IIB totaling 3.41 MW and 15,853 CRSF. This lease commenced in the second quarter of 2015.

  - One pre-lease was at CH2 Phase I totaling 1.42 MW and 8,886 CRSF. This lease commenced in the third quarter of 2015 upon the opening of CH2 Phase I.

- Commenced six leases totaling 15.56 MW and 75,474 CRSF.

- Extended three leases with two customers totaling 7.91 MW and 47,120 CRSF by an average of 1.5 years.

  - One customer extended a lease at ACC4 and a lease at ACC6 totaling 6.61 MW and 32,800 CRSF by an average of 0.8 years. Compared to the rates in effect at the time of renewal, cash base rents will be an average of 12.6% higher upon the expiration of the original lease terms. GAAP base rents will be an average of 3.7% higher immediately. The same customer was given the right to individually decrease the term of the lease of each of nine computer rooms at ACC5, each with 2.28 MW of available critical load provided the aggregate reduction in lease terms does not exceed 67 months, or an average of approximately seven months per computer room. This right does not impact cash base rents, but GAAP rents will be an average of 6.1% lower immediately.

  - Another customer extended a lease at VA3 totaling 1.30 MW and 14,320 CRSF that was scheduled to expire in 2016. This lease was extended by 5.0 years and is now scheduled to expire in 2021. Cash base rents are not changed, but GAAP rents will be an average of 10.5% lower immediately due to an increase in the amortization term of the below market lease liability.

Subsequent to the second quarter, we:

- Commenced two leases totaling 2.56 MW and 14,386 CRSF. One of these leases was at CH2 Phase I for 1.42 MW and 8,886 CRSF and the other was at ACC5 for 1.14 MW and 5,500 CRSF.

Year to date, we:

- Signed seven leases with a weighted average lease term of 7.1 years totaling 14.46 MW and 76,600 CRSF that are expected to generate approximately $16.5 million of annualized GAAP base rent revenue which is equivalent to a GAAP rate of $95 per kW per month.

- Commenced nine leases totaling 18.32 MW and 90,720 CRSF.

- Extended the maturity of five leases totaling 10.18 MW and 57,920 CRSF by a weighted average of 2.7 years. Compared to the rates in effect when the extension was executed, cash base rents will be an average of 7.7% higher upon the expiration of the original lease terms. GAAP base rents will be an average of 4.0% higher immediately.

Development Update

We placed SC1 Phase IIB (9.1 MW) into service on May 1, 2015, 100% leased and commenced. We placed CH2 Phase I (7.1 MW) into service on July 1, 2015, 20% leased and commenced. We are currently developing ACC7 Phase II (8.9 MW) and ACC7 Phase III (11.9 MW) and CH2 Phase II (5.7 MW). We anticipate that ACC7 Phase II, which is 33% pre-leased, will be placed into service in the fourth quarter of 2015 and that ACC7 Phase III and CH2 Phase II will be placed into service in the second quarter of 2016.

Balance Sheet and Liquidity

We issued $250 million of Unsecured Notes for eight years at a rate of 5.625% and a price of 99.205%. $180 million of the proceeds were used to pay down the line of credit, and the remainder will be used to fund future data center development.

We increased the size of our line of credit from $560 million to $700 million in July 2015. No other terms of the line of credit changed. All $700 million is available as of July 30, 2015.

The Board approved a common stock repurchase program of $120 million for 2015, of which we purchased $31.9 million in the first quarter of 2015 at an average price of $31.80. No shares were purchased in the second quarter of 2015. There is $88.1 million remaining under this program for the remainder of 2015.

Dividend

Our second quarter 2015 dividend of $0.42 per share was paid on July 15, 2015. Our third quarter 2015 dividend of $0.42 was declared on July 27, 2015 and will be paid on October 15, 2015 to shareholders of record as of October 2, 2015. The anticipated 2015 annualized dividend of $1.68 per share represents an estimated AFFO payout ratio of 64% at the midpoint of our current 2015 guidance.

Third Quarter and Full Year 2015 Guidance

We are increasing the mid-point of our 2015 Normalized FFO guidance range by $0.03 per share. The new range is $2.38 to $2.48 per share compared to last quarter's range of $2.30 to $2.50 per share. The increase in the mid-point is due to the following:

- $0.03 per share from positive leasing and ala carte results,

- $0.01 per share from lower interest expense due to increased capitalized interest,

- $0.01 per share from the bankrupt customer, partially offset by

- $0.02 per share second quarter write-off of straight-line receivables and intangible assets related to the bankrupt customer.

Key assumptions included in this guidance are:

- The low end of the range assumes no additional revenue from the computer rooms that were leased by the bankrupt customer. The high end of the range assumes $0.02 of revenue from the revenue sharing agreement we have entered into with the bankrupt customer.

- The low end of this range assumes no new leases commencing other than the ACC7 Phase II pre-lease. The high end of the range includes an additional $0.04 of revenue from new lease commencements.

- The low end of the range assumes that ACC2 is not re-leased at the end of Yahoo's lease term, which is September 30, 2015, and remains vacant for the remainder of 2015. The current Yahoo! lease generates $0.05 of GAAP revenue per quarter. The high end of the range assumes $0.04 of revenue in the fourth quarter from the re-leasing of this space.

Our Normalized FFO guidance range is $0.59 to $0.62 per share for the third quarter of 2015. The mid-point of this range is $0.01 lower than Normalized FFO per share in the second quarter of 2015. This is due to the following:

- $0.05 per share of increased interest expense due higher debt levels for the funding of our developments, increased average interest rate after issuing our new bonds and lower capitalized interest after placing CH2 Phase I into service, partially offset by

- $0.02 per share of increased operating income excluding depreciation from new lease commencements, and

- $0.02 per share of second quarter write-offs related to the bankrupt customer that are not forecasted in the third quarter.

We increased the mid-point of our 2015 AFFO guidance range by $0.05 per share. The new range is $2.56 to $2.66 per share compared to last quarter's range of $2.46 to $2.66 per share. This is due to the following:

- Increased Normalized FFO of $0.03 per share, and

- Forecasted revenue sharing rent from the bankrupt customer in July and August of $0.02 per share. This is forecasted to be applied to the straight-line receivable which increases the add-back to AFFO.

Our AFFO guidance range is $0.63 to $0.67 per share for the third quarter of 2015. The mid-point of the range is $0.05 per share lower than second quarter 2015 AFFO per share. This is due to following:

- Decrease in mid-point of Normalized FFO of $0.01 per share,

- Add-backs of second quarter write-offs of $0.02 per share related to the bankrupt customer that are not forecasted in the third quarter, and

- Increased improvements to real estate of $0.02 per share.

The assumptions underlying Normalized FFO and AFFO guidance can be found on the last page of this earnings release.

Second Quarter 2015 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, July 30, 2015 at 1:00 p.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-877-300-9306 (domestic) or 1-412-902-6613 (international). A replay will be available for seven days by dialing 1-877-344-7529 (domestic) or 1-412-317-0088 (international) using passcode 10068308. The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 12 data centers are located in four major U.S. markets, which total 2.9 million gross square feet and 256 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and third quarter 2015 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases and failure to negotiate leases on terms that will enable us to achieve our expected returns, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for 2015 and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2014 and the quarterly report on Form 10-Q for the quarter ended March 31, 2015 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Revenues:				
Base rent	$ 72,702	$ 70,455	$ 144,275	$ 139,659
Recoveries from tenants	34,482	29,964	67,787	61,653
Other revenues	6,642	1,531	9,078	2,725
Total revenues	113,826	101,950	221,140	204,037
Expenses:				
Property operating costs	29,660	27,782	61,153	57,877
Real estate taxes and insurance	7,063	3,411	11,039	6,878
Depreciation and amortization	26,185	23,603	51,212	46,872
General and administrative	4,468	3,868	8,811	8,108
Other expenses	5,552	1,599	12,805	2,472
Total expenses	72,928	60,263	145,020	122,207
Operating income	40,898	41,687	76,120	81,830
Interest income	30	39	41	107
Interest:				
Expense incurred	(9,093)	(7,707)	(17,351)	(15,531)
Amortization of deferred financing costs	(694)	(723)	(1,336)	(1,466)
Loss on early extinguishment of debt	—	(338)	—	(338)
Net income	31,141	32,958	57,474	64,602
Net income attributable to redeemable noncontrolling interests – operating partnership	(4,662)	(5,026)	(8,381)	(9,814)
Net income attributable to controlling interests	26,479	27,932	49,093	54,788
Preferred stock dividends	(6,811)	(6,811)	(13,622)	(13,622)
Net income attributable to common shares	$ 19,668	$ 21,121	$ 35,471	$ 41,166
Earnings per share – basic:				
Net income attributable to common shares	$ 0.30	$ 0.32	$ 0.54	$ 0.63
Weighted average common shares outstanding	65,030,132	65,486,202	65,266,766	65,417,615
Earnings per share – diluted:				
Net income attributable to common shares	$ 0.30	$ 0.32	$ 0.53	$ 0.63
Weighted average common shares outstanding	65,743,874	65,951,113	66,098,759	65,887,897
Dividends declared per common share	$ 0.42	$ 0.35	$ 0.84	$ 0.70

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO NAREIT FFO, NORMALIZED FFO AND AFFO [1]
(unaudited and in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2015	**2014**	**2015**	**2014**
Net income	$ 31,141	$ 32,958	$ 57,474	$ 64,602
Depreciation and amortization	26,185	23,603	51,212	46,872
Less: Non real estate depreciation and amortization	(157)	(185)	(301)	(357)
NAREIT FFO	57,169	56,376	108,385	111,117
Preferred stock dividends	(6,811)	(6,811)	(13,622)	(13,622)
NAREIT FFO attributable to common shares and common units	50,358	49,565	94,763	97,495
Severance expense and equity acceleration	—	—	5,578	—
Loss on early extinguishment of debt	—	338	—	338
Normalized FFO attributable to common shares and common units	50,358	49,903	100,341	97,833
Straight-line revenues, net of reserve	5,367	1,305	9,150	2,016
Amortization and write-off of lease contracts above and below market value	415	(598)	(178)	(1,197)
Compensation paid with Company common shares	1,288	1,507	2,629	3,100
Non real estate depreciation and amortization	157	185	301	357
Amortization of deferred financing costs	694	723	1,336	1,466
Improvements to real estate	(674)	(595)	(1,248)	(1,020)
Capitalized leasing commissions	(546)	(1,550)	(2,012)	(1,577)
AFFO attributable to common shares and common units	$ 57,059	$ 50,880	$ 110,319	$ 100,978
NAREIT FFO attributable to common shares and common units per share - diluted	$ 0.62	$ 0.61	$ 1.16	$ 1.20
Normalized FFO attributable to common shares and common units per share - diluted	$ 0.62	$ 0.61	$ 1.23	$ 1.20
AFFO attributable to common shares and common units per share - diluted	$ 0.70	$ 0.62	$ 1.35	$ 1.24
Weighted average common shares and common units outstanding - diluted	81,244,826	81,529,141	81,612,738	81,480,797

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt and gain or loss on derivative instruments. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization and write-offs net of above market lease amortization and write-offs, non real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	June 30, 2015	December 31, 2014
	(unaudited)	
ASSETS		
Income producing property:		
Land	$ 88,842	$ 83,793
Buildings and improvements	2,731,820	2,623,539
	2,820,662	2,707,332
Less: accumulated depreciation	(552,653)	(504,869)
Net income producing property	2,268,009	2,202,463
Construction in progress and land held for development	350,860	358,965
Net real estate	2,618,869	2,561,428
Cash and cash equivalents	105,887	29,598
Rents and other receivables, net	8,560	8,113
Deferred rent, net	133,215	142,365
Lease contracts above market value, net	6,474	8,054
Deferred costs, net	39,826	38,495
Prepaid expenses and other assets	48,699	48,295
Total assets	$ 2,961,530	$ 2,836,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ —	$ 60,000
Mortgage notes payable	115,000	115,000
Unsecured term loan	250,000	250,000
Unsecured notes payable, net of discount	848,024	600,000
Accounts payable and accrued liabilities	31,914	26,973
Construction costs payable	24,406	32,949
Accrued interest payable	11,440	10,759
Dividend and distribution payable	39,690	39,981
Lease contracts below market value, net	5,279	7,037
Prepaid rents and other liabilities	63,544	65,174
Total liabilities	1,389,297	1,207,873
Redeemable noncontrolling interests – operating partnership	454,097	513,134
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series A cumulative redeemable perpetual preferred stock, 7,400,000 issued and outstanding at June 30, 2015 and December 31, 2014	185,000	185,000
Series B cumulative redeemable perpetual preferred stock, 6,650,000 issued and outstanding at June 30, 2015 and December 31, 2014	166,250	166,250
Common stock, $.001 par value, 250,000,000 shares authorized, 65,386,777 shares issued and outstanding at June 30, 2015 and 66,061,804 shares issued and outstanding at December 31, 2014	65	66
Additional paid in capital	766,821	764,025
Retained earnings	—	—
Total stockholders' equity	1,118,136	1,115,341
Total liabilities and stockholders' equity	$ 2,961,530	$ 2,836,348

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and in thousands)

	Six months ended June 30,	
	2015	**2014**
Cash flow from operating activities		
Net income	$ 57,474	$ 64,602
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	51,212	46,872
Loss on early extinguishment of debt	—	338
Straight-line revenues, net of reserve	9,150	2,016
Amortization of deferred financing costs	1,336	1,466
Amortization and write-off of lease contracts above and below market value	(178)	(1,197)
Compensation paid with Company common shares	6,578	3,100
Changes in operating assets and liabilities		
Rents and other receivables	(447)	2,231
Deferred costs	(2,031)	(442)
Prepaid expenses and other assets	418	(6,229)
Accounts payable and accrued liabilities	5,013	(994)
Accrued interest payable	693	605
Prepaid rents and other liabilities	(1,733)	6,260
Net cash provided by operating activities	127,485	118,628
Cash flow from investing activities		
Investments in real estate – development	(106,347)	(128,068)
Interest capitalized for real estate under development	(5,857)	(6,163)
Improvements to real estate	(1,248)	(1,020)
Additions to non-real estate property	(568)	(283)
Net cash used in investing activities	(114,020)	(135,534)
Cash flow from financing activities		
Line of credit:		
Proceeds	120,000	—
Repayments	(180,000)	—
Unsecured term loan:		
Proceeds	—	96,000
Unsecured notes payable:		
Proceeds	248,012	—
Payments of financing costs	(3,948)	(2,816)
Equity compensation (payments) proceeds	(7,544)	3,457
Common stock repurchases	(31,912)	—
Dividends and distributions:		
Common shares	(55,202)	(39,333)
Preferred shares	(13,622)	(13,622)
Redeemable noncontrolling interests – operating partnership	(12,960)	(9,372)
Net cash provided by financing activities	62,824	34,314
Net increase in cash and cash equivalents	76,289	17,408
Cash and cash equivalents, beginning	29,598	38,733
Cash and cash equivalents, ending	$ 105,887	$ 56,141
Supplemental information:		
Cash paid for interest	$ 22,527	$ 21,089
Deferred financing costs capitalized for real estate under development	$ 447	$ 354
Construction costs payable capitalized for real estate under development	$ 24,406	$ 25,032
Redemption of operating partnership units	$ 598	$ 2,400
Adjustments to redeemable noncontrolling interests - operating partnership	$ (53,868)	$ 36,047

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of July 1, 2015

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2	Ashburn, VA	2001/2005	87,000	53,000	100%	100%	10.4	100%	100%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	100%	100%
ACC5	Ashburn, VA	2009-2010	360,000	176,000	99%	99%	36.4	99%	99%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
NJ1 Phase I	Piscataway, NJ	2010	180,000	88,000	70%	70%	18.2	59%	59%
SC1	Santa Clara, CA	2011-2015	360,000	173,000	100%	100%	36.6	100%	100%
VA3	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Subtotal – stabilized			2,714,000	1,340,000	97%	97%	236.9	96%	96%
Completed, not Stabilized									
ACC7 Phase I	Ashburn, VA	2014	126,000	67,000	75%	75%	11.9	84%	84%
CH2 Phase I	Elk Grove Village, IL	2015	94,000	45,000	20%	20%	7.1	20%	20%
Subtotal – not stabilized			220,000	112,000	53%	53%	19.0	60%	60%
Total Operating Properties			2,934,000	1,452,000	94%	94%	255.9	94%	94%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.

(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.

(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of July 1, 2015 represent $300 million of base rent on a GAAP basis and $312 million of base rent on a cash basis over the next twelve months. Both amounts include $18 million of revenue from management fees over the next twelve months.

(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under generally accepted accounting principles.

(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (1 MW is equal to 1,000 kW).

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of July 1, 2015

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2015. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
Month to month (4)	5	44	3.2%	7,387	3.1%	3.1%
2015	1	53	3.9%	10,400	4.3%	4.1%
2016	3	12	0.9%	2,248	0.9%	1.2%
2017	13	84	6.2%	13,905	5.8%	5.7%
2018	21	180	13.2%	34,017	14.2%	14.0%
2019	20	291	21.4%	51,740	21.6%	21.9%
2020	15	182	13.4%	32,404	13.5%	13.1%
2021	10	157	11.5%	25,569	10.7%	10.9%
2022	7	89	6.5%	15,509	6.5%	6.4%
2023	3	29	2.1%	4,386	1.8%	1.6%
2024	8	112	8.2%	19,279	8.0%	9.4%
After 2024	9	127	9.5%	22,856	9.6%	8.6%
Total	115	1,360	100%	239,700	100%	100%

(1)   Represents 38 customers with 115 lease expiration dates.
(2)   CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3)   Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of July 1, 2015.
(4)   Includes four leases with our bankrupt customer which DFT can terminate upon 30 days' notice and one lease where the lessee held over and has now departed.

DUPONT FABROS TECHNOLOGY, INC.

Top 15 Customers
As of July 1, 2015

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of July 1, 2015:

	Customer	Number of Buildings	Number of Markets	Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	6	3	6.2	21.4%
2	Facebook	4	1	5.1	19.0%
3	Yahoo!	3	2	1.7	11.3%
4	Rackspace	3	2	10.1	9.8%
5	Fortune 1000 leading Software as a Service (SaaS) Provider, Not Rated	4	2	7.1	6.4%
6	Fortune 25 Investment Grade Rated Company	2	2	3.1	5.0%
7	Server Central	1	1	6.1	2.7%
8	Net Data Centers	4	2	MTM	2.2%
9	Zynga	1	1	0.6	2.1%
10	Dropbox	1	1	3.5	1.7%
11	IAC	1	1	3.8	1.7%
12	Symantec	2	1	2.0	1.5%
13	Fortune 25 Investment Grade Rated Company	2	2	5.7	1.2%
14	UBS	1	1	10.0	1.1%
15	Sanofi Aventis	2	1	6.0	1.0%
	Total				88.1%

(1) Annualized base rent represents monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of July 1, 2015.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties	Three Months Ended					Six Months Ended		
	30-Jun-15	30-Jun-14	% Change	31-Mar-15	% Change	30-Jun-15	30-Jun-14	% Change
Revenue:								
Base rent	$ 70,626	$ 70,455	0.2 %	$ 70,528	0.1 %	$ 141,154	$ 139,659	1.1 %
Recoveries from tenants	34,256	29,965	14.3 %	33,122	3.4 %	67,378	61,654	9.3 %
Other revenues	486	458	6.1 %	475	2.3 %	961	914	5.1 %
Total revenues	105,368	100,878	4.5 %	104,125	1.2 %	209,493	202,227	3.6 %
Expenses:								
Property operating costs	28,686	27,782	3.3 %	30,375	(5.6)%	59,061	57,877	2.0 %
Real estate taxes and insurance	6,928	3,410	N/M	3,771	83.7 %	10,699	6,870	55.7 %
Other expenses	30	52	N/M	14	N/M	44	77	(42.9)%
Total expenses	35,644	31,244	14.1 %	34,160	4.3 %	69,804	64,824	7.7 %
Net operating income (1)	**69,724**	**69,634**	**0.1 %**	**69,965**	**(0.3)%**	**139,689**	**137,403**	**1.7 %**
Straight-line revenues, net of reserve	4,339	1,305	N/M	3,492	24.3 %	7,831	2,016	N/M
Amortization of lease contracts above and below market value	415	(598)	N/A	(593)	N/A	(178)	(1,197)	(85.1)%
Cash net operating income (1)	**$ 74,478**	**$ 70,341**	**5.9 %**	**$ 72,864**	**2.2 %**	**$ 147,342**	**$ 138,222**	**6.6 %**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2014 and excludes ACC7.

Same Store, Same Capital Properties	Three Months Ended					Six Months Ended		
	30-Jun-15	30-Jun-14	% Change	31-Mar-15	% Change	30-Jun-15	30-Jun-14	% Change
Revenue:								
Base rent	$ 61,032	$ 64,528	(5.4)%	$ 62,737	(2.7)%	$ 123,769	$ 128,439	(3.6)%
Recoveries from tenants	26,337	25,669	2.6 %	27,662	(4.8)%	53,999	53,505	0.9 %
Other revenues	457	427	7.0 %	445	2.7 %	902	853	5.7 %
Total revenues	87,826	90,624	(3.1)%	90,844	(3.3)%	178,670	182,797	(2.3)%
Expenses:								
Property operating costs	23,302	23,923	(2.6)%	25,585	(8.9)%	48,887	50,662	(3.5)%
Real estate taxes and insurance	3,350	2,727	22.8 %	2,894	15.8 %	6,244	5,509	13.3 %
Other expenses	14	35	N/M	13	N/M	27	59	(54.2)%
Total expenses	26,666	26,685	(0.1)%	28,492	(6.4)%	55,158	56,230	(1.9)%
Net operating income (1)	**61,160**	**63,939**	**(4.3)%**	**62,352**	**(1.9)%**	**123,512**	**126,567**	**(2.4)%**
Straight-line revenues, net of reserve	4,716	1,505	N/M	3,678	28.2 %	8,394	2,335	N/M
Amortization of lease contracts above and below market value	415	(598)	N/A	(593)	N/A	(178)	(1,197)	(85.1)%
Cash net operating income (1)	**$ 66,291**	**$ 64,846**	**2.2 %**	**$ 65,437**	**1.3 %**	**$ 131,728**	**$ 127,705**	**3.2 %**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2014 and have less than 10% of additional critical load developed after January 1, 2014. Excludes SC1 and ACC7.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

DUPONT FABROS TECHNOLOGY, INC.

Same Store Analysis - Reconciliations of Operating Income to Net Operating Income and Cash Net Operating Income [1]

($ in thousands)

Reconciliation of Same Store Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended					Six Months Ended		
	30-Jun-15	30-Jun-14	% Change	31-Mar-15	% Change	30-Jun-15	30-Jun-14	% Change
Operating income	$ 44,616	$ 46,234	(3.5)%	$ 46,010	(3.0)%	$ 90,626	$ 90,937	(0.3)%
Depreciation and amortization	25,108	23,400	7.3 %	23,955	4.8 %	49,063	46,466	5.6 %
Net operating income	**69,724**	**69,634**	**0.1 %**	**69,965**	**(0.3)%**	**139,689**	**137,403**	**1.7 %**
Straight-line revenues, net of reserve	4,339	1,305	N/M	3,492	24.3 %	7,831	2,016	N/M
Amortization of lease contracts above and below market value	415	(598)	N/A	(593)	N/A	(178)	(1,197)	(85.1)%
Cash net operating income	**$ 74,478**	**$ 70,341**	**5.9 %**	**$ 72,864**	**2.2 %**	**$ 147,342**	**$ 138,222**	**6.6 %**

Reconciliation of Same Store, Same Capital Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended					Six Months Ended		
	30-Jun-15	30-Jun-14	% Change	31-Mar-15	% Change	30-Jun-15	30-Jun-14	% Change
Operating income	$ 39,501	$ 42,717	(7.5)%	$ 41,178	(4.1)%	$ 80,679	$ 84,161	(4.1)%
Depreciation and amortization	21,659	21,222	2.1 %	21,174	2.3 %	42,833	42,406	1.0 %
Net operating income	**61,160**	**63,939**	**(4.3)%**	**62,352**	**(1.9)%**	**123,512**	**126,567**	**(2.4)%**
Straight-line revenues, net of reserve	4,716	1,505	N/M	3,678	28.2 %	8,394	2,335	N/M
Amortization of lease contracts above and below market value	415	(598)	N/A	(593)	N/A	(178)	(1,197)	(85.1)%
Cash net operating income	**$ 66,291**	**$ 64,846**	**2.2 %**	**$ 65,437**	**1.3 %**	**$ 131,728**	**$ 127,705**	**3.2 %**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight-line revenues, net of reserve and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of June 30, 2015
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
CH2 Phase I (6)	Elk Grove Village, IL	94,000	45,000	7.1	$74,000 - $78,000	$ 69,700	20%	20%
ACC7 Phase II	Ashburn, VA	98,000	51,000	8.9	78,000 - 82,000	53,856	34%	33%
ACC7 Phase III	Ashburn, VA	126,000	68,000	11.9	106,000 - 110,000	31,924	—%	—%
		318,000	164,000	27.9	258,000 - 270,000	155,480		
Future Development Projects/Phases								
ACC7 Phase IV	Ashburn, VA	96,000	52,000	8.9	35,799	35,799		
CH2 Phases II to III	Elk Grove Village, IL	242,000	115,000	18.5	112,000 - 116,000	110,779		
NJ1 Phase II	Piscataway, NJ	180,000	88,000	18.2	39,212	39,212		
		518,000	255,000	45.6	$187,011 - $191,011	185,790		
Land Held for Development								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,242		
SC2 (7)	Santa Clara, CA	150,000	69,000	16.0		5,348		
		250,000	119,000	26.4		9,590		
Total		1,086,000	538,000	99.9		$ 350,860		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (1 MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through Phase I opening only.

(5) Amount capitalized as of June 30, 2015. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(6) CH2 Phase I was placed in service on July 1, 2015.

(7) Amounts listed are updated estimates. We are currently evaluating the best use for this land. Options include a stand-alone data center, an additional phase of SC1 or a powered base shell.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of June 30, 2015
($ in thousands)

| | | June 30, 2015 | | |
	Amounts	% of Total	Rates	Maturities (years)
Secured	$ 115,000	9%	1.7%	2.7
Unsecured	1,100,000	91%	4.9%	6.1
Total	$ 1,215,000	100%	4.6%	5.8
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	49%	5.9%	6.2
Unsecured Notes due 2023 (1)	250,000	21%	5.6%	8.0
Fixed Rate Debt	850,000	70%	5.8%	6.7
Floating Rate Debt:				
Unsecured Credit Facility	—	—%	—%	2.9
Unsecured Term Loan	250,000	21%	1.7%	4.1
ACC3 Term Loan	115,000	9%	1.7%	2.7
Floating Rate Debt	365,000	30%	1.7%	3.6
Total	$ 1,215,000	100%	4.6%	5.8

Note: We capitalized interest and deferred financing cost amortization of $3.2 million and $6.3 million during the three and six months ended June 30, 2015, respectively.

(1) Principal amount shown excludes original issue discount of $2.0 million.

Debt Principal Repayments as of June 30, 2015
($ in thousands)

Year	Fixed Rate	Floating Rate	Total	% of Total	Rates
2016	$ —	$ 3,750 (3)	$ 3,750	0.3%	1.7%
2017	—	8,750 (3)	8,750	0.7%	1.7%
2018	—	102,500 (3)	102,500	8.4%	1.7%
2019	—	250,000 (4)	250,000	20.6%	1.7%
2020	—	—	—	—	—
2021	600,000 (1)	—	600,000	49.4%	5.9%
2022	—	—	—	—	—
2023	250,000 (2)	—	250,000	20.6%	5.6%
Total	$ 850,000	$ 365,000	$ 1,215,000	100%	4.6%

(1) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.
(2) The 5.625% Unsecured Notes due 2023 mature on June 15, 2023. Principal amount shown excludes original issue discount of $2.0 million.
(3) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million begin on April 1, 2016, increase to $2.5 million on April 1, 2017 and continue through maturity.
(4) The Unsecured Term Loan matures on July 21, 2019 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	6/30/15	12/31/14
Interest Coverage Ratio (not less than 2.0)	4.7	6.1
Total Debt to Gross Asset Value (not to exceed 60%)	34.6%	30.8%
Secured Debt to Total Assets (not to exceed 40%)	3.3%	3.5%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	259%	314%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of June 30, 2015
(in thousands except per share data)

Line of Credit			$ —	
Mortgage Notes Payable			115,000	
Unsecured Term Loan			250,000	
Unsecured Notes			850,000	
Total Debt			1,215,000	30.8%
Common Shares	81%	65,387		
Operating Partnership ("OP") Units	19%	15,419		
Total Shares and Units	100%	80,806		
Common Share Price at June 30, 2015		$ 29.45		
Common Share and OP Unit Capitalization			$ 2,379,737	
Preferred Stock ($25 per share liquidation preference)			351,250	
Total Equity			2,730,987	69.2%
Total Market Capitalization			$ 3,945,987	100.0%

18

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q2 2015	Q2 2014	YTD Q2 2015	YTD 2Q 2014
Weighted Average Amounts Outstanding for EPS Purposes:				
Common Shares - basic	65,030,132	65,486,202	65,266,766	65,417,615
Effect of dilutive securities	713,742	464,911	831,993	470,282
Common Shares - diluted	65,743,874	65,951,113	66,098,759	65,887,897
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:				
Common Shares - basic	65,030,132	65,486,202	65,266,766	65,417,615
OP Units - basic	15,419,237	15,578,028	15,419,734	15,592,900
Total Common Shares and OP Units	80,449,369	81,064,230	80,686,500	81,010,515
Effect of dilutive securities	795,457	464,911	926,238	470,282
Common Shares and Units - diluted	81,244,826	81,529,141	81,612,738	81,480,797
Period Ending Amounts Outstanding:				
Common Shares	65,386,777			
OP Units	15,419,237			
Total Common Shares and Units	80,806,014			

DUPONT FABROS TECHNOLOGY, INC.

2015 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q3 2015 per share	Expected 2015 per share
Net income per common share and common unit - diluted	$0.26 to $0.29	$1.03 to $1.13
Depreciation and amortization, net	0.33	1.28
NAREIT FFO per common share and common unit - diluted (1)	$0.59 to $0.62	$2.31 to $2.41
Severance expense and equity accelerations	—	0.07
Normalized FFO per common share and common unit - diluted (1)	$0.59 to $0.62	$2.38 to $2.48
Straight-line revenues, net of reserve	0.05	0.19
Amortization of lease contracts above and below market value	(0.01)	(0.01)
Compensation paid with Company common shares	0.02	0.07
Non real estate depreciation and amortization	—	(0.01)
Amortization of deferred financing costs	0.01	0.04
Improvements to real estate	(0.02) to (0.03)	(0.06)
Capitalized leasing commissions	—	(0.04)
AFFO per common share and common unit - diluted (1)	$0.63 to $0.67	$2.56 to $2.66

2015 Debt Assumptions

	May 7, 2015 Guidance	July 30, 2015 Guidance
Weighted average debt outstanding	$1,143.8 million	$1,165.0 million
Weighted average interest rate (one month LIBOR avg. 0.22%)	4.42%	4.48%
Total interest costs	$50.6 million	$52.2 million
Amortization of deferred financing costs	3.7 million	4.2 million
Interest expense capitalized	(7.8) million	(10.7) million
Deferred financing costs amortization capitalized	(0.6) million	(0.7) million
Total interest expense after capitalization	$45.9 million	$45.0 million

2015 Other Guidance Assumptions

	May 7, 2015 Guidance	July 30, 2015 Guidance
Total revenues	$425 to $445 million	$435 to $445 million
Base rent (included in total revenues)	$290 to $305 million	$292 to $300 million
General and administrative expense	$18 to $19 million	$18 to $19 million
Investments in real estate - development (2)	$150 to $170 million	$180 to $200 million
Improvements to real estate excluding development	$5 million	$5 million
Preferred stock dividends	$27 million	$27 million
Annualized common stock dividend	$1.68 per share	$1.68 per share
Weighted average common shares and OP units - diluted	82.0 million	82.0 million
Common share repurchase	$31.9 million	$31.9 million
Acquisitions of income producing properties	No amounts budgeted	No amounts budgeted

(1) For information regarding FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.
(2) Represents cash spend expected in 2015 for the SC1 Phase IIB, CH2 Phase I, CH2 Phase II, ACC7 Phase II and ACC7 Phase III developments.